FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXECUTIVE OFFICERS COMMITTEE PROPOSAL

Dear Shareholders: The Executive Officers Committee of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, after analyzing the Company’s Management Report and the Financial Statements of fiscal year 2007, proposes the following agenda for the Annual and Extraordinary General Meeting of 2008:

Annual General Meeting:

a) approval of the Financial Statements related to fiscal year ended on December 31, 2007 and of the Report of the Independent Auditors, which shall be published on March 4, 2008.

b) the allocation of the Income of fiscal year 2007, after the Legal Reserve constitution, as follows:

1) R$ 150,250,527.48 - Earnings Retention, being:

- R$ 135,225,474.73 - Expansion Reserve (article 35 - paragraph 2 - Bylaws);

- R$ 15,025,052.75 - Capital Budget (article 196 - paragraph 2 of Law 6404).

2) R$ 50,083,731.39 - Mandatory Dividends, pursuant to paragraph 1, “d”, of article 5 of the Bylaws, corresponding to:

- R$ 0.20804 per 1 (one) common share

- R$ 0.22884 per 1 (one) preferred share

As permitted by the Bylaws, such dividends will be paid to the shareholders within up to 60 days after their Meeting approval. The Shareholders attending the meeting shall determine the date of the aforementioned payment.

Extraordinary General Meeting:

(i) Increase of the capital stock at the amount of R$ 60,935,509.21, without the issue of new shares, through the capitalization of resources arising from:

1 - Expansion reserve constituted at the meeting held on April 30, 2007, at the amount of R$ 54,841,958.29.

2 - Earnings retention reserve based on capital budget, at the amount of R$ 6,093,550.92.

The aforementioned capitalization is justified to the extent that the aforementioned amounts have already been used as part of the Company’s investment program. If the proposal at stake comes to be approved, the Company’s Capital Stock will be of R$ 4,210,793,899.83.

(ii) the amendment of letter “b”, Paragraph 1 of Article 5 of the Company’s Bylaws related to the minimum annual dividend, which will take effect with the following reading:

“ ARTICLE 5 - ...

Paragraph 1 – The Company’s preferred shares shall be entitled to the following advantages and preferences:

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 per 1 (one) preferred share, on a non-cumulative basis."

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, February 21, 2008

THE BOARD OF EXECUTIVE OFFICERS

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 14, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.